SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

BluePhoenix Solutions Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value

(Title of Class of Securities)

M20157109

(CUSIP NUMBER)

Phil Frohlich 1924 South Utica, Suite #1120 Tulsa, Oklahoma 74104-6429 (918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Eliot D. Raffkind Akin, Gump, Strauss, Hauer & Feld, L.L.P. 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800 March 19, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. M20157109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,217,675
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,217,675
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,675
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
(14)	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. M20157109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,217,675
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,217,675
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,675
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
(14)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. M20157109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,217,675
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,217,675
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,675
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
(14)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. M20157109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,217,675
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,217,675
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,675
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
(14)	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd., an Israeli company (the “Issuer”).

The Ordinary Shares held by Prescott Master Fund reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on May 11, 2010 and a Schedule 13D filed with the Securities Exchange Commission on June 2, 2010, as subsequently amended on January 6, 2011, again on June 27, 2011 and again on December 16, 2011. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of April 26, 2012, the Small Cap Funds had invested $11,203,101 (inclusive of brokerage commissions) in Ordinary Shares of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Item 4.	Purpose of the Transaction

On March 19, 2012 the Reporting Persons, along with two other shareholders (collectively, the “Three Shareholders”), agreed to enter into three agreements with the Issuer, subject to the approval of the Issuer’s banks and shareholders to be obtained at the Issuer’s shareholders meeting to be held on May 2, 2012.

The agreements include the following:

(a) An Assignment Agreement pursuant to which the rights and obligations of certain lenders to the Issuer with respect to a $5,000,000 loan granted in April 2011 (the “2011 Loan”) would be assigned by the lenders to the Three Shareholders in equal shares, subject to certain terms and conditions.

(b) An Amended Loan Agreement pursuant to which the maturity date of the 2011 Loan would be extended from May 2012 to May 1, 2014, which may be repaid in Ordinary Shares, the interest rate would rise to 6% per annum and certain other terms of the 2011 Loan would be amended. The 2011 Loan will be partially paid down with certain other funds of the Issuer currently held in escrow. In addition, the Issuer agreed to issue to the Three Shareholders Ordinary Shares in equal amount in an aggregate amount equal to 18.7% of the Issuer’s outstanding share capital, which shall be the subject of a registration rights agreement. The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Amended Loan Agreement.

(c) A Bridge Loan Agreement for the extension of a bridge loan by the Three Shareholders to the Issuer in the amount of $500,000, which has already been extended, at an interest rate equal to 0.07% per annum. The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Bridge Loan Agreement.

Each of these Agreements have previously been disclosed by the Issuer, and are more fully described in the Issuer’s Form 20-F/A filed with the Securities and Exchange Commission on April 24, 2012.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon the sum of (i) 6,310,903 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of December 31, 2011, as reported in the Issuer’s Form 20-F/A filed with the Securities and Exchange Commission on April 24, 2012, and (ii) 102,343, the number of Series A warrants exercisable to purchase Ordinary Shares held by the Reporting Persons.

As of April 26, 2012, the Small Cap Funds beneficially owned 1,217,675 Ordinary Shares, representing approximately 19.0% of the issued and outstanding Ordinary Shares of the Issuer. Such Ordinary Shares consist of (i) 1,115,332 Ordinary Shares and (ii) Series A warrants exercisable to purchase 102,343 Ordinary Shares.

Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 1,217,675 Ordinary Shares held by the Small Cap Funds, representing approximately 19.0% of the issued and outstanding Ordinary Shares of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Ordinary Shares owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 1,217,675 Ordinary Shares owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) No transactions in the Issuer’s securities were effected since the previous amendment to the Schedule 13D by the Reporting Persons; provided, however, the Reporting Persons did receive 3,334 Ordinary Shares for the services of Mr. Eric Green, a Managing Director at Prescott Capital, as a director of the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3	Assignment Agreement dated March 19, 2012, among the Issuer, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, incorporated by reference to Exhibit 4.19 to the Issuer’s Form 20-F filed with the Securities Exchange Commission on April 17, 2012.

Exhibit 99.4	Amendment of Loan Agreement dated March 19, 2012, among the Issuer, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, incorporated by reference to Exhibit 4.20 to the Issuer’s Form 20-F filed with the Securities Exchange Commission on April 17, 2012.

Exhibit 99.5	Loan Agreement dated March 19, 2012, among the Issuer, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, incorporated by reference to Exhibit 4.22 to the Issuer’s Form 20-F filed with the Securities Exchange Commission on April 17, 2012.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2012

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich